3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

May 30, 2012

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention: Mara L. Ransom, Assistant Director

Re:	Five Below, Inc.
Comments to Registration Statement on Form S-1 filed April 18, 2012
Commission File No. 333-180780

Dear Ms. Ransom:

On behalf of Five Below, Inc. (the “Company”), in connection with the Company’s Registration Statement No. 333-180780 on Form S-1, as amended (the “Registration Statement”), for the proposed initial public offering of its common stock (the “IPO”), we respectfully submit this letter as an updated response to comment # 35 by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 16, 2012 (the “Comment Letter”). For convenience of reference, we have recited your comment in bold face type and have followed the comment with the related Company response thereto.

Stock-Based Compensation, page 49

35.	We read your disclosure with respect to how you estimate the fair value of your common stock underlying your stock based awards. Please note that if your anticipated offering price is significantly more than the estimated fair value on which compensation expense was measured, please expand your disclosure within critical accounting policies to discuss and quantify the intervening economic events that occurred, operationally, financially and otherwise, between the issuance or grant date and the date you filed your registration statement that caused an increase in the fair value of your stock. In this regard, we note you recorded additional compensation cost in fiscal 2010 in connection with the modification of options.

In response to the Staff’s comments, the Company respectively advises the Staff that, in connection with the granting of stock options and restricted stock to employees, the Company has historically granted these stock based awards at exercise prices and values that are equal to or exceed the fair value of the underlying stock on the date of grant. In addition, the Company has also granted shares of restricted stock. By way of background, the Company has detailed below the stock option and restricted stock grants made by it since October 14, 2010 (the date on which the Advent investment was completed) and the methodologies used in determining fair value on the date of those grants. Further, the Company discusses and quantifies

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Securities and Exchange Commission

May 30, 2012

below the intervening economic events that occurred, operationally, financially and otherwise, between the issuance or grant date and the date the current anticipated offering price was determined that caused an increase in the estimated fair value of the Company’s stock. The Company will expand its disclosure within critical accounting policies in its next amended registration statement to incorporate components of this response.

Significant Factors, Assumptions and Valuation Methodologies Used

The Company engaged a third party independent valuation firm to assist management with its valuation of the Company’s common stock in connection with stock option and restricted stock grants. The Company considered three enterprise value allocation methods outlined in a practice aid titled Valuation of Privately-Held Company Equity Securities Issued as Compensation (the “Practice Aid”) published in 2004 by the American Institute of Certified Public Accountants (“AICPA”). The Practice Aid discusses three “top-down” methods that establish the fair value of the enterprise and then allocate this value among the various classes of equity. These methods are referred to as: (i) the current-value method, (ii) the option-pricing method and (iii) the probability-weighted expected return method (“PWERM”). For its valuations, the Company used the PWERM for three discrete scenarios: continue as a private company (i.e., no liquidity event), IPO, and strategic sale or merger. Management determined the likelihood of these various outcomes to further support the selection of this method.

Under the PWERM, the value of the Company’s common stock was estimated based upon an analysis of future enterprise values under the aforementioned scenarios. The future enterprise values were allocated among the various equity classes expected to be outstanding at the various liquidity events based on the rights and preferences of each class. The future value of the common stock under each liquidation event was then discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. For the continue as a private company scenario, discounts for lack of marketability and lack of control, to account for the illiquidity of the common stock and a minority holding, were applied to the indicated common stock value to determine the fair value of the common stock. As of each valuation date described below, the probability of an exit via an IPO or strategic sale or merger was considered significantly more likely than remaining a private company. As such, a lower probability was assigned to the continue as a private company scenario at each valuation date based on management’s best estimate. Moreover, the exit via an IPO scenario was considered to be significantly more likely than an exit via a strategic sale or merger. Each of the liquidity event dates determined by management was weighted based on the likelihood of the IPO timing at these dates.

After consideration of conventional valuation approaches, the Company concluded that the income and market approach were most appropriate to determine the fair value of its common stock under the continue as a private company scenario. The income approach is a valuation technique that provides an estimation of the fair value of a business based upon the cash flows that it can be expected to generate over time. The market approach is a valuation technique that provides an estimation of fair value based on market prices of publicly traded companies. With regard to weighting the conclusions that were reached by applying the income and market approaches, the Company considered the quality and the reliability of the data underlying each indication of value at each valuation date. Based on management’s analysis of the underlying data, the weighting of value between the income and market approach is adjusted to provide the most reliable indication of value. It is the Company’s opinion that while both approaches

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May 30, 2012

provide reliable value indications, the income approach is considered to provide a slightly more reliable indication of value because it is assumed that a hypothetical investor in the Company’s securities would place more importance on the projected operations and forecasted future financial performance given the above average growth trajectory. Therefore, primary emphasis and weighting was placed on the income approach under the continue as a private company scenario.

Under the IPO scenario, the fair value of the Company’s common shares is based upon transactions of publicly traded companies (“guideline companies”) engaged in a line (or lines) of business similar to the Company (the “public company method”). In conjunction with guidance from the Company’s Board of Directors and independent valuation firm, a search for guideline companies was made which revealed numerous publicly-traded companies in the “discount stores” and “teen brands” retail industry. Beginning with our November 2011 valuation, guideline companies in the “high growth” retail industry were included in the Company’s analysis to better compare the nature of the Company’s business with other comparable companies. Though the selected guideline companies differ in some respects from the Company, they are generally influenced by similar business and economic conditions and are considered to offer alternative investment opportunities. The application of the public company method utilizes market multiples based on current market prices together with historical and forecasted financial data of the publicly-traded guideline companies. Selected market multiples derived in the analysis are then applied to the Company’s historical or projected financial results to arrive at indications of value.

Stock Option and Restricted Stock Grants

On October 14, 2010, the Company granted stock options to purchase a total of 5,839,946 shares of common stock at an exercise price of $2.18 per share to two employees, both of whom were also directors, pursuant to the Company’s equity incentive plan. The Company determined that the fair value of the common stock on the date of grant was $1.99 per share. To assess the reasonableness of the fair value of the Company’s common stock on this date, the Company considered a concurrent third party transaction on October 14, 2010 whereby Advent International Corporation and Sargent Family Investment, LLC purchased 89,291,773 shares of Series A 8% Convertible Preferred Stock at $2.17 per share. The preferred shareholders had certain rights and privileges over common shareholders which resulted in a premium on the preferred stock over common stock, including:

•	a 8% dividend;

•	senior liquidation preferences;

•	right to appoint 4 members to a 7 member Board of Directors; and

•	anti-dilution protection.

In assessing the reasonableness of the fair value of the Company’s common stock, the Company also considered:

•	an independent valuation utilizing the above valuation methods that indicated a valuation price of $1.99 per common share as of December 1, 2010.

•	that there were no material changes in factors impacting common stock per share value from October 14, 2010 to December 1, 2010, including:

•	macroeconomic conditions;

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May 30, 2012

•	retail sector performance;

•	stock market conditions;

•	interest rates; and

•	the Company’s operating performance and future projections.

On December 1, 2010, the Company granted stock options to purchase a total of 334,000 shares of common stock at an exercise price of $2.18 per share to 21 employees pursuant to the Company’s equity incentive plan. The Company determined that the fair value of the common stock on the date of grant was $1.99 per share. To assess the reasonableness of the fair value of the Company’s common stock on this date, the Company considered:

•	an independent valuation utilizing the above valuation methods that indicated a valuation price of $1.99 per common share as of December 1, 2010.

On February 22, 2011, the Company granted stock options to purchase a total of 75,000 shares of common stock at an exercise price of $2.18 per share to nine employees pursuant to the Company’s equity incentive plan. The Company determined that the fair value of the common stock on the date of grant was $1.99 per share. To assess the reasonableness of the fair value of the Company’s common stock on this date, the Company considered:

•	an independent valuation utilizing the above valuation methods that indicated a valuation price of $1.99 per common share as of December 1, 2010.

•	there were no material changes in factors impacting common stock per share value from December 1, 2010 to February 22, 2011, including:

•	macroeconomic conditions;

•	retail sector performance;

•	stock market conditions;

•	interest rates; and

•	the Company’s operating performance and future projections.

On May 25, 2011, the Company granted stock options to purchase a total of 434,250 shares of common stock at an exercise price of $2.18 per share to 81 employees pursuant to the Company’s equity incentive plan. The Company determined that the fair value of the common stock on the date of grant was $2.09 per share. To assess the reasonableness of the fair value of the Company’s common stock on this date, the Company considered:

•	an independent valuation utilizing the above valuation methods that indicated a valuation price of $2.09 per common share as of April 2, 2011.

•	changes in valuation which were primarily due to the following:

•

based on the passage of time from the Company’s previous determination of fair value, the Company was assumed to be closer to a liquidity event and therefore reduced the present value discounting, which increased the Company’s estimated value per share.

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•	that there were no material changes in factors impacting common stock per share value from April 2, 2011 to May 25, 2011, including:

•	macroeconomic conditions;

•	retail sector performance;

•	stock market conditions;

•	interest rates; and

•	the Company’s operating performance and future projections.

On September 1, 2011, the Company granted stock options to purchase a total of 102,750 shares of common stock at an exercise price of $2.41 per share to 28 employees pursuant to the Company’s equity incentive plan. The Company determined that the fair value of the common stock on the date of grant was $2.41 per share. To assess the reasonableness of the fair value of the Company’s common stock on this date, the Company considered:

•	an independent valuation utilizing the above valuation methods that indicated a valuation price of $2.41 per common share as of September 1, 2011.

•	changes in valuation which were primarily due to the following:

•

based on the passage of time from the Company’s previous determination of fair value, the Company was assumed to be closer to a liquidity event and therefore reduced the present value discounting, which increased the Company’s estimated value per share; and

•

management determined that the likelihood of an IPO or other liquidity event had increased from the Company’s previous estimate of fair value based on discussions with investors and advisors. Therefore management revised its probability assigned to either an IPO or other liquidity event from 70% to 80%, which increased the Company’s estimated value per share.

On October 18, 2011, the Company granted stock options to purchase a total of 781,800 shares of common stock at an exercise price of $2.41 per share to 120 employees pursuant to the Company’s equity incentive plan. The Company determined that the fair value of the common stock on the date of grant was $2.41 per share. To assess the reasonableness of the fair value of the Company’s common stock on this date, the Company considered:

•	an independent valuation utilizing the above valuation methods that indicated a valuation price of $2.41 per common share as of September 1, 2011.

•	that there were no material changes in factors impacting common stock per share value from September 1, 2011 to October 18, 2011, including:

•	macroeconomic conditions;

•	retail sector performance;

•	stock market conditions;

•	interest rates; and

•	the Company’s operating performance and future projections.

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On November 22, 2011, the Company granted stock options to purchase a total of 373,000 shares of common stock at an exercise price of $2.82 per share to seven employees pursuant to the Company’s equity incentive plan. The Company determined that the fair value of the common stock on the date of grant was $2.82 per share. To assess the reasonableness of the fair value of the Company’s common stock on this date, the Company considered:

•	an independent valuation utilizing the above valuation methods that indicated a valuation price of $2.82 per common share as of November 22, 2011.

•	changes in valuation which were primarily due to the following:

•	multiples of the Company’s guideline public company peer group were generally higher than at the time of the Company’s previous valuation, which increased the Company’s estimated value per share;

•

based on the passage of time from the Company’s previous determination of fair value, the Company was assumed to be closer to a liquidity event and therefore reduced the present value discounting, which increased the Company’s estimated value per share; and

•	following the completion of the Company’s third fiscal quarter, management revised the full year forecast upward, which resulted in an increased value per share.

On March 1, 2012, the Company granted stock options to purchase a total of 921,000 shares of common stock at an exercise price of $3.88 per share to 146 employees pursuant to the Company’s equity incentive plan. The Company determined that the fair value of the common stock on the date of grant was $3.88 per share. To assess the reasonableness of the fair value of the Company’s common stock on this date, the Company considered:

•	an independent valuation utilizing the above valuation methods that indicated a valuation price of $3.88 per common share as of February 21, 2012.

•	changes in valuation which were primarily due to the following:

•	multiples of the Company’s guideline public company peer group were generally higher than at the time of the Company’s previous valuation, which increased the Company’s value per share;

•

an upward revision in Management’s estimate of terminal value, due to the revised projections of growth potential driven by new store openings in new markets, which increased the Company’s value per share; and

•

following the completion of the Company’s full fiscal year, which exceeded both budgeted revenues and earnings, management revised forecasted financial results upward, which resulted in an increased value per share.

•	there were no material changes in factors impacting common stock per share value from February 21, 2012 to March 1, 2012, including:

•	macroeconomic conditions;

•	retail sector performance;

•	stock market conditions;

•	interest rates; and

•	the Company’s operating performance and future projections.

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May 30, 2012

On March 30, 2012, the Company granted stock options to purchase a total of 231,000 shares of common stock at an exercise price of $3.88 per share to 12 employees pursuant to the Company’s equity incentive plan. In addition, just previous to this grant, on March 22, 2012, the Company granted 5,839,946 shares of restricted stock in connection with the cancellation of previously granted options. The Company determined that the fair value of the common stock on the date of both grants was $3.81 per share. To assess the reasonableness of the fair value of the Company’s common stock on these dates, the Company considered:

•	an independent valuation utilizing the above valuation methods that indicated a valuation price of $3.81 per common share as of March 22, 2012.

•	changes in valuation which were primarily due to the following:

•

multiples of the Company’s guideline public company peer group were generally lower than at the time of the Company’s previous valuation, which decreased the Company’s value per share; this decrease was offset by the planned leveraged dividend of approximately $100 million that provided shareholders with earlier liquidity, which increased the Company’s value per share.

•	there were no material changes in factors impacting common stock per share value from March 22, 2012 to March 30, 2012, including:

•	macroeconomic conditions;

•	retail sector performance;

•	stock market conditions;

•	interest rates; and

•	the Company’s operating performance and future projections.

Comparison to Estimated Offering Price

Based on discussions among the Company and representatives of the underwriters, the Company expects that the mid-point of the estimated price range will be $4.84 per share (on a pre-split basis). The value of the Company’s common stock, based upon the anticipated midpoint, is higher than the estimated fair value of the Company’s common stock as of each of the dates on which options and shares of restricted stock were granted or issued since October 2010 and is higher than the post-dividend valuation considered by the Board of Directors in approving an equitable adjustment to outstanding stock option exercise prices on May 23, 2012. The Company notes that, as is typical in initial public offerings, the estimated price range of the Company’s offering was not derived using a formal determination of fair value. Instead, the estimated price range has been calculated based upon discussions between the Company and the underwriters in the offering and is subject to fluctuations based on market conditions. Among the factors considered in determining this estimated range were prevailing market conditions, the Company’s historical performance, estimates of the Company’s business potential and earnings prospects, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses. In addition to this difference in purpose and methodology, the Company believes that the difference in value reflected between the estimated price range and the equity grant dates since October 2010 (the date of the Company’s last private equity transaction) is principally attributed to the following significant events and trends:

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1.	substantial improvement in the Company’s financial performance subsequent to the grant dates, including stronger than forecasted financial performance in the first quarter of 2012. For example, the Company’s net sales increased 51%, or $24.4 million, to $71.8 million, for the thirteen weeks ended April 28, 2012 from $47.4 million for the thirteen weeks ended April 30, 2011. Further, the Company’s net sales increased 51%, or $99.9 million, to $297.1 million in fiscal year 2011 from $197.2 million in fiscal year 2010. The Company’s Adjusted EBITDA increased 78%, or $2.9 million, to $6.6 million in the thirteen weeks ended April 28, 2012 from $3.7 million in the thirteen weeks ended April 30, 2011. In addition, the Company’s Adjusted EBITDA increased 64%, or $16.6 million, to $42.4 million in fiscal year 2011 from $25.8 million in fiscal year 2010. The Company’s cash generation has also increased substantially. Net cash provided by operating activities increased $31.7 million, to $46.7 million, in fiscal year 2011 from $15.0 million in fiscal year 2010.

2.	continued growth in the Company’s store base from the grant dates. From January 30, 2011 to January 28, 2012, the Company increased its store base from 142 stores to 192 stores. In the first quarter of 2012, the Company opened an additional 7 stores.

3.	increased comparable store sales following the grant dates. The Company’s comparable store sales increased 10.4%, or $4.8 million, for the thirteen weeks ended April 28, 2012 compared to the thirteen weeks ended April 30, 2011. In addition, the Company’s comparable store sales increased 7.9%, or $13.1 million, in fiscal year 2011 compared to fiscal year 2010.

4.	recent improvements in the Company’s margins. The Company’s gross margin increased 129 basis points to 32.0% for the thirteen weeks ended April 28, 2012 from 30.8% for the thirteen weeks ended April 30, 2011. In addition, the Company’s gross margin increased 180 basis points to 35.3% in fiscal year 2011 from 33.5% in fiscal year 2010.

5.	current valuations of the Company’s peers based on market multiples on forward net income.

6.	because the mid-point of the estimated price range reflects IPO only pricing, there is no discount for lack of marketability (as was applied in earlier valuations to the stay private scenario).

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We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 610.640.7839 or to Barry M. Abelson at 215.981.4282.

Very truly yours,

/s/ JOHN P. DUKE

John P. Duke